MATERIAL CHANGE REPORT

1.	Reporting Issuer: TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change: March 31, 2004

3.

News Release

A press release dated March 31, 2004, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCN Newswire (Canada and U.S. disclosure package) on March 31, 2004 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change: On March 31, 2004, TransGlobe announced a successful appraisal well at An Nagyah #5 and the start of oil production on Block S-1 in the Republic of Yemen.

5.	Full Description of Material Change: See the attached press release.

6.	Reliance on Confidentiality Provisions: Not Applicable

7.	Omitted Information: Not Applicable

8.

Senior Officers:

For further information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice-President and COO, at TransGlobe Energy Corporation, Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4 (403) 264-9888.

9.	Statement of Senior Officer: The foregoing accurately discloses the material change referred to in this report. DATED April 1, 2004, at the City of Calgary, in the Province of Alberta.

(signed) "Ross G. Clarkson"

Ross G. Clarkson
President and CEO

News From...	#2900, 330 –5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: http://www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
SUCCESSFUL APPRAISAL WELL AND PRODUCTION START UP
IN REPUBLIC OF YEMEN

TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Wednesday, March 31, 2004 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce a successful appraisal well at An Nagyah #5 and the start of oil production on Block S-1 in the Republic of Yemen.

BLOCK S-1, REPUBLIC OF YEMEN (25% working interest)

Successful appraisal well at An Nagyah #5:
The An Nagyah #5 well was drilled to a total depth of 1,300 meters and completed as an Upper Lam oil well after flowing at a stabilised rate of 1,150 barrels of light (44 degree API) oil per day on a 24 hour test.

The An Nagyah #5 well encountered the Upper Lam sandstones with a 14 meter oil bearing interval. A 7.0 meter reservoir interval in the oil bearing section was perforated between 1,053 and 1,060 meters. The perforated interval flow tested at 1,150 barrels per day of light oil and 440 thousand cubic feet of natural gas per day on a 36/64 inch choke. No water was produced during the test period.

The An Nagyah #5 well has proved the continuity and quality of the Upper Lam reservoir in the western area of the An Nagyah structure. An Nagyah #5 is located 2.2 kilometers west of the An Nagyah #4 well which tested light sweet oil at 1,378 Bopd from a 30 meter perforated interval (May 14, 2003 announcement). The successful appraisal well at An Nagyah #5 is expected to increase the reserves of the field. The An Nagyah #5 well will be equipped for early production via trucking, after the drilling rig is moved to An Nagyah #6 later this week. The An Nagyah #6 well is located between the An Nagyah #2 and #4 wells and is expected to commence drilling in 7-10 days.

Block S-1 Production Commences from An Nagyah:
The early production facilities at the An Nagyah field were installed during the first quarter 2004 and field production operations were initiated on March 28, 2004. The An Nagyah #4 well was placed on production March 28 and trucking commenced March 30, 2004. The well was initially flowing at a start up rate of 250 Bopd of clean oil and will be increased to 1,000 to 1,200 Bopd over the next few days as the trucking operation is expanded. The oil production is currently being trucked 18 miles to the Jannah Hunt facility where it will be blended with the Marib light crude. With the addition of An Nagyah #5, total production will be increased to approximately 2,500 Bopd (approximately 625 Bopd to TransGlobe) in the second quarter.

Continued

Trucking operations will be phased out following the construction of a central production facility (“CPF”) at An Nagyah and a 28 kilometer (18 mile) pipeline to the Jannah Hunt export pipeline. The pipeline and facilities are expected to be operational by early 2005. The 10 inch pipeline is designed to allow an ultimate capacity of 80,000 Bopd so that future discoveries can be placed on stream quickly. The CPF is designed for an initial capacity of 10,000 Bopd (2,500 Bopd to TransGlobe), with expansion capabilities. The initial front end engineering and design (“FEED”) study was completed in February and bid requests have been issued for detailed engineering and for long lead time major equipment. The facilities and pipeline are planned to be operational in the first half of 2005. It is expected that the An Nagyah field development will consist of 13 wells to delineate and produce the field. Additional development wells in the An Nagyah pool are expected to be drilled in the third and fourth quarters of 2004 and into 2005.

TransGlobe is an international exploration and production company with its corporate office in Calgary, Alberta. Block S-1 is the second producing property for the Company in the Republic of Yemen. The Company holds a 13.8% working interest in Block 32 in the Republic of Yemen where oil production has been underway for more than three years. TransGlobe also has producing oil and gas properties in Alberta, Canada.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
(signed) Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson,	Executive Offices:
President & C.E.O.	#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com